UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                              (Amendment No. ___)*


                                 Remedent, Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, par value $0.001
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   75954T 10 4
-------------------------------------------------------------------------------
                                 (CUSIP Number)
                             Christopher A. Marlett
                            c/o MDB Capital Group LLC
                               401 Wilshire Blvd.
                                   Suite 1020
                             Santa Monica, CA 90401
                                  310-526-5000
-------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  July 20, 2005
-------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   75954T 10 4
-------------------- ----------------------------------------------------------
        1.           Names of Reporting Persons.
                     I.R.S. Identification Nos. of above persons
                     (entities only).
                                                    CHRISTOPHER A. MARLETT
-------------------- ----------------------------------------------------------

        2.           Check the Appropriate Box if a Member of a Group
                     (See Instructions)

                     (a)   ..................................................[ ]

                     (b)   ..................................................[ ]
-------------------- ----------------------------------------------------------

        3.           SEC Use Only..............................................
-------------------- ----------------------------------------------------------

        4.           Source of Funds (See Instructions)......................OO
-------------------- ----------------------------------------------------------

        5.           Check if Disclosure of Legal Proceedings Is Required
                     Pursuant to Items 2(d) or 2(e)........................N/A
-------------------- ----------------------------------------------------------

        6.           Citizenship or Place of Organization.........UNITED STATES
-------------------- ----------------------------------------------------------

Number of  Shares    7.      Sole Voting Power..........................551,437
Beneficially by      ----------------------------------------------------------
Owned by Each
Reporting Person     8.      Shared Voting Power........................507,972
With                 ----------------------------------------------------------

                     9.      Sole Dispositive Power.....................551,437
                     ----------------------------------------------------------

                     10.    Shared Dispositive Power....................507,972
-------------------- ----------------------------------------------------------

        11.          Aggregate Amount Beneficially Owned by Each Reporting
                     Person...........................................1,059,409
-------------------- ----------------------------------------------------------

        12.          Check if the Aggregate Amount in Row (11) Excludes
                     Certain Shares (See Instructions)......................[ ]
-------------------- ----------------------------------------------------------

        13.          Percent of Class Represented by Amount in Row (11)...7.84%
-------------------- ----------------------------------------------------------

        14.          Type of Reporting Person (See Instructions)
                     ........................................................IN
                     ..........................................................
                     ..........................................................
                     ..........................................................
-------------------- ----------------------------------------------------------

Item 1.  Security and Issuer.

     This statement relates to shares of Common Stock, $0.001 par value (the "Shares") of Remedent, Inc., a Nevada corporation (the "Issuer"). The address of the Issuer's principal executive office is Xavier De Cocklaan 42, 9831 Deurle, Belgium.

Item 2.  Identity and Background.

         Name:    Christopher A. Marlett

         Business Address: 401 Wilshire Blvd., Suite 1020, Santa Monica,
                           CA  90401

         Principal Occupation: Founding partner and Managing Principal of MDB Capital Group LLC, which is also a shareholder of the Issuer.

         Mr. Marlett,  within the last five years,  has not been convicted in a
         criminal   proceeding   (excluding   traffic   violations  or  similar
         misdemeanors).

         Mr. Marlett, during the last five years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to United States federal or state securities laws or finding any violation with respect to such laws.

         Mr. Marlett is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration.

         Acquisition from Issuer

     On March 23, 2004 Christopher A. Marlett, as trustee for the Christopher A. Marlett Living Trust (the "Trust"), loaned to the Issuer $100,000, as evidenced by a convertible promissory note (the "Note"). The source of funds was from the working capital of the Trust. The Note was convertible into 197,839 shares of the Issuer's common stock upon the completion of the Issuer's corporate restructuring that was effective June 3, 2005. On the same date, MDB Capital Group, LLC, an NASD registered Broker-Dealer controlled by Mr. Marlett ("MDB Capital"), acquired 111,286 shares of the Issuer's common stock and 111,286 common stock purchase warrants (the "Warrants") directly from the Issuer and on the same day Mr. Marlett acquired 100,155 shares of the Issuer's common stock and 100,155 Warrants indirectly from the Issuer by assignment from MDB Capital, in exchange for financial advisory services rendered to the issuer in connection with the Issuer's corporate restructuring pursuant to the Financial Advisory Agreement referred to in Item 4 below. The Warrants are exercisable on or after September 1, 2005, at $1.20 per share. Finally, on July 20, 2005, MDB Capital acquired additional Warrants directly from the Issuer to purchase 142,700 Units (each Unit consisting of one share of common stock and one common stock purchase Warrant exercisable at $1.75 per share)(the "Unit Warrants") and Mr. Marlett acquired 76,644 Unit Warrants indirectly from the Issuer by assignment from MDB Capital. The Unit Warrants are exercisable immediately at $1.50 per Unit. The Unit Warrants were issued as part of MDB Capital's fees for services rendered in connection with a private placement of Units by the Issuer.

Item 4.  Purpose of the Transaction.

     Mr. Marlett acquired the shares of the Issuer's common stock and the Warrants (described in Item 3 above) for investment purposes and in connection with certain financial and consulting services provided to the Issuer relating the Issuer's corporate restructuring.

     On September 23, 2003, the Issuer and MDB Capital entered into a financial advisory services agreement (the "Financial Advisory Agreement") wherein the Issuer engaged MDB Capital to advise the Issuer regarding the need for a corporate restructuring. Based on an evaluation by MDB Capital that the Issuer would increase its chances of raising additional capital to fund operations and future growth if the Issuer purchased the 78% of its subsidiary, Remedent NV., that the Issuer did not already own making it a wholly-owned subsidiary. Two of the Issuer's officers and directors owned the 78% of the subsidiary's outstanding shares of capital stock that the Issuer did not already own. Effective June 3, 2005, upon the recommendation of MDB Capital and pursuant to services rendered in connection with the Financial Advisory Agreement, the Issuer issued 7,715,703 shares of its common stock in exchange for the 78% of the Issuer's subsidiary it did not already own, resulting in a change of control of the Issuer.

     Subject to ongoing evaluation, Mr. Marlett has no current plans or proposals which relate to or would result in any of the following, other than as discussed above:

          (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

          (b)  An  extraordinary  corporate  transaction,   such  as  a  merger,
     reorganization  or  liquidation,   involving  the  Issuer  or  any  of  its
     subsidiaries;

          (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

          (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, except that Mr. Marlett, as a principal of MDB Capital, has recommended that the Issuer expand the number of independent members of the Issuer's Board of Directors;

          (e) Any material change in the present capitalization or dividend policy of the Issuer;

          (f) Any other material change in the Issuer's business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

          (g)  Changes  in  the   Issuer's   charter,   bylaws  or   instruments
     corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

          (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or

          (j) Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

          (a) The following table sets forth the aggregate number and percentage of shares of the Issuer's common stock beneficially owned by the Reporting Persons herein:

-------------------------------------------------------------------------------
                                       Shares
Reporting Person                    Beneficially Owned            Percentage
-------------------------------------------------------------------------------
Christopher A. Marlett                1,059,409 (1)                7.84%(2)
-------------------------------------------------------------------------------

(1) Consists of 197,839 shares of common stock held in the name of the Christopher A. Marlett Living Trust acquired by conversion of a $100,000 note payable on June 3, 2005 which required automatic conversion contingent upon successful completion of any corporate restructuring of the Issuer, 100,155 shares of common stock and 100,155 shares of common stock underlying warrants to purchase Issuer's common stock exercisable for five years at an exercise price of $1.20 per share issued for financial advisory services in connection with the restructuring of the Issuer completed on June 3, 2005. Also consists of 111,286 shares of common stock and 111,286 shares of common stock underlying warrants to purchase the Issuer's common stock exercisable for five years at an exercise price of $1.20 per share issued to MDB Capital for financial advisory services in connection with the restructuring of the Issuer completed on June 3, 2005. Further consists of 285,400 shares of common stock underlying warrants issued to MDB Capital and 153,288 shares of common stock underlying warrants issued to Mr. Marlett indirectly by assignment from MDB Capital (representing the remaining portion of the 10% of the units subscribed to date of July 20, 2005 post assignment by MDB Capital) authorized to be issued in conjunction with a private placement with each warrant exercisable at $1.50 per Unit consisting of one share of the Issuer's common stock and a warrant exercisable for five years to purchase an additional share of the Issuer's common stock at an exercise price of $1.75.
(2) Percentage calculation based on total number of outstanding shares of the Issuer's common stock as of August 1, 2005. Shares of common stock that are issuable upon exercise of outstanding warrants or options, to the extent exercisable within 60 days, have been treated as outstanding for purposes of calculating percentage ownership.


          (b) For the Reporting Person under paragraph (a), the following table sets forth the number of shares of the Issuer's common stock as to which there is sole power to vote or direct the vote, shared power to vote or direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct disposition:

---------------------------- -------------------- ------------------------ ----------------------- -------------------
                                    Sole                   Sole               Shared Power to       Shared Power of
Reporting Person                Power to Vote      Power of Disposition             Vote              Disposition
---------------------------- -------------------- ------------------------ ----------------------- -------------------
Christopher A. Marlett           551,437(1)             551,437(1)               507,972(2)            507,972(2)
---------------------------- -------------------- ------------------------ ----------------------- -------------------

(1) Consists of 197,839 shares of common stock held in the name of the Christopher A. Marlett Living Trust acquired by conversion of a $100,000 note payable on June 3, 2005 which required automatic conversion contingent upon successful completion of any corporate restructuring of the Issuer, 100,155 shares of common stock and 100,155 shares of common stock underlying warrants to purchase Issuer's common stock exercisable for five years at an exercise price of $1.20 per share issued for financial advisory services in connection with the restructuring of the Issuer completed on June 3, 2005; and 153,288 shares of common stock underlying warrants issued to Mr. Marlett indirectly by assignment from MDB Capital (representing a portion of the 10% of the units subscribed to date of July 20, 2005 issued to MDB Capital) authorized to be issued in conjunction with a private placement with each warrant exercisable at $1.50 per Unit consisting of one share of the Issuer's common stock and a warrant exercisable for five years to purchase an additional share of the Issuer's common stock at an exercise price of $1.75.
(2) Consists of 111,286 shares of common stock and 111,286 shares of common stock underlying warrants to purchase the Issuer's common stock exercisable for five years at an exercise price of $1.20 per share issued to MDB Capital for financial advisory services in connection with the restructuring of the Issuer completed on June 3, 2005 and; 285,400 shares of common stock underlying warrants issued to MDB Capital (representing the remaining portion of 10% of the units subscribed to date of July 20, 2005 after assignments) authorized to be issued in conjunction with a private placement each warrant exercisable at $1.50 per Unit consisting of one share of the Issuer's common stock and a warrant exercisable for five years to purchase an additional share of the Issuer's common stock at an exercise price of $1.75.

     Mr. Marlett is the principal owner of MDB Capital and, as such, shares the power to vote and to dispose of the shares of the Issuer's common stock beneficially owned by MDB Capital. The following information is the information required by Item 2 above for MDB Capital:

     Name:    MDB Capital Group LLC

     Place of Organization:     California

     Principal Business:        Broker Dealer

     Address of Principal Office:  401 Wilshire Blvd., Suite 1020, Santa
                                   Monica, CA  90401

     MDB Capital Group LLC, including any of its members, within the last five years, has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     MDB Capital Group LLC, including any of its members, during the last five years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to United States federal or state securities laws or finding any violation with respect to such laws.

          (c) For the information describing transactions in the Issuer's common stock within the last sixty (60) days, see Item 3 above.

          (d) Not applicable.

          (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        Not applicable.

Item 7. Materials to be Filed as Exhibits.

        A.       Letter Agreement dated September 22, 2003(3)

        B.       Convertible Promissory Note dated March 23, 2004((3))

(3) Incorporated by reference to the Issuer's current Report on Form 10-KSB for the fiscal year ended March 31, 2005, filed on July 14, 2005.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: August 30, 2005                   /s/ Christopher A. Marlett


                                         Christopher A. Marlett, an individual